FORM C

Name of Issuer: Trubit Corporation (DBA Joltz)

Legal Status of Issuer

    Form of Entity: Corporation
    Jurisdiction of Incorporation/Organization: Delaware
    Date of Incorporation: January 14, 2022
    Physical Address: 4500 Thorncroft Drive, Glen Allen, Virginia 23060

Website: https://joltzrewards.com

Industry: Blockchain and Cryptocurrency

Is there a co-issuer? ☐ Yes ☑ No

Name of Intermediary: Thunder Funder Portal LLC

    Intermediary CIK: 0002020094
    Intermediary SEC File Number: 7-00463
    Intermediary CRD Number: 331569

Amount of compensation to be paid to the intermediary: The intermediary will receive 7.5% of the total amount raised in this offering as compensation for conducting the offering. This includes all referral and other fees associated with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: The intermediary does not hold any direct or indirect interest in the issuer and has no arrangements to acquire such an interest. NO

Type of Security: Other

 Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered: 25,000 shares

Price (or method for determining price): $1.00 per share

Target offering amount: $25,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $124,000

Deadline to reach the target offering amount: December 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 5

Financial Summary of Issuer:

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$241,146.11	$386,739.09
Cash & Cash Equivalents	$241,046.11	$333,898.09
Accounts Receivable	$100.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$562,065.09	$407,065.09
Revenues/Sales	$22,034.08	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($247,782.92)	($20,326.00)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, District of Columbia, Puerto Rico, and U.S. Virgin Islands.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Trubit Corporation DBA Joltz

(Issuer)

By

/S/ Ian Major CEO_____

(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


/S/ Ian Major

(Signature)

CEO____

(Title)

09/23/2024_____

(Date)


**THE COMPANY**

1. Name of issuer: Trubit Corporation

**ELIGIBILITY**

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:

_____

**DIRECTORS OF THE COMPANY**

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Ian Major
Dates of Board Service: 1/1/2023 to Present
Principal Occupation: Co-Founder, Head of Business Development
Employer: Trubit Corporation Inc.

Dates of Service: 1/1/2023 to Present
Employer's principal business: Bitcoin infrastructure

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
Position: Co-Founder, Head of Business Development
Dates of Service: 1/1/2023 to Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Mastercard
Employer's principal business: Data & Analytics
Title: Director, Senior Managing Consultant
Dates of Service: 1/1/2019 - 4/30/2021
Responsibilities: P&L responsibility for the Test & Learn business unit in the MEA region

Name: Stephen Dodge
Dates of Board Service: 1/14/2022 to Present
Principal Occupation: Co-Founder, Head of Product and Operations
Employer: Trubit Corporation Inc.
Dates of Service: 1/14/2022 to Present
Employer's principal business: Bitcoin infrastructure

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
Position: Co-Founder, Head of Product and Operations
Dates of Service: 1/14/2022 to Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Dell
Employer's principal business: Computer hardware
Title: Systems Engineer
Dates of Service: 03/01/2015 - 9/30/2024
Responsibilities: Leading teams and deployments for Dell's strategic accounts

Name: Linden Stark
Dates of Board Service: 1/1/2023 to Present
Principal Occupation: Co-Founder, Chief Technology Officer (CTO)
Employer: Trubit Corporation Inc.
Dates of Service: 07/01/2022 to Present
Employer's principal business: Bitcoin infrastructure

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
Position: Co-Founder, Chief Technology Officer (CTO)
Dates of Service: 7/1/2022 to Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Self-employed
Employer's principal business: Blockchain and cryptocurrency consulting
Title: Blockchain Developer and Consultant
Dates of Service: 1/1/2020 - 6/30/2022
Responsibilities: Developing blockchain solutions, contributing to open-source projects, and providing technical consulting to cryptocurrency startups.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Stephen Dodge
Title: Co-Chief Executive Officer (Co-CEO)
Dates of Service: 1/14/2022 to Present
Responsibilities: Operations, financials, accounting, taxes, and overall company strategy

Name: Ian Major
Title: Co-Chief Executive Officer (Co-CEO)
Dates of Service: 1/1/2023 to Present
Responsibilities: Business development, partnerships, marketing, and sales

Name: Linden Stark
Title: Chief Technology Officer (CTO)
Dates of Service: 7/1/2022 to Present
Responsibilities: Technology strategy, product development, and engineering team management

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ian Major	3300 Common Stock	36.67%
Stephen Dodge	3300 Common Stock	36.67%
Linden Stark	2100 Common Stock	23.33%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Trubit Corporation Inc., doing business as Joltz, builds infrastructure making Bitcoin, the Lightning Network, and Taproot Assets accessible to developers and end users. Their key offerings include:

1. Wallet SDK: The world's first non-custodial wallet SDK supporting Taproot Assets.
2. Joltz Wallet: Enables users to connect their Joltz Wallet anywhere JavaScript can run.
3. Joltz API: Allows programmatic triggering of bitcoin, Lightning, or Taproot Asset payments from thousands of apps.

Joltz's business plan includes:

1. Market Focus: Targeting existing Bitcoin & crypto businesses such as wallet providers, payment providers, stablecoin issuers, and other platforms seeking to benefit from the Taproot Assets protocol.

2. Product Development: Continuing to refine and expand their suite of tools, focusing on making Bitcoin, Lightning Network, and Taproot Assets more accessible and user-friendly.

3. Partnerships and Integrations: Pursuing partnerships with leading companies in the crypto space, such as Kraken, OKX, and Xverse.

4. Revenue Streams: Primary revenue streams include minting and asset swap fees attached to the wallet SDK, with ancillary revenue from their API.

5. Growth Projections: The company estimates generating $1M+ in revenue over the next 2 years, with potential to grow to $10M+ over the next 5-6 years as stablecoin activity from other crypto ecosystems flows into Bitcoin.

6. Long-term Vision: Joltz aims to position itself as a key infrastructure provider in the Bitcoin ecosystem, potentially capturing a significant portion of the global FX market as it moves onto the Lightning Network.

Key Milestones and Objectives:

1. Q3 2024: Launch beta version of the Joltz Wallet SDK with support for Bitcoin, Lightning Network, and basic Taproot Asset functionality.
2. Q4 2024: Secure partnerships with at least two major cryptocurrency exchanges or wallet providers for integration of Joltz technology.
3. Q1 2025: Release full version of Joltz Wallet SDK with comprehensive Taproot Asset support and advanced swap functionality.
4. Q2 2025: Achieve $250,000 in quarterly revenue through SDK licensing and transaction fees.
5. Q4 2025: Reach $1 million in annual revenue and expand team to 15 full-time employees.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

(1) Market Volatility: The value of Bitcoin and related cryptocurrencies can be highly volatile, which may affect the demand for Joltz's products and services.

(2) Regulatory Uncertainty: The cryptocurrency industry faces ongoing regulatory scrutiny, which could impact Joltz's operations and ability to provide services in certain jurisdictions.

(3) Technological Risks: As Joltz relies on cutting-edge technology, there are risks associated with potential bugs, security vulnerabilities, or incompatibilities with future updates to the Bitcoin network or Lightning Network.

(4) Competition: The cryptocurrency infrastructure space is highly competitive, and Joltz may face challenges from both established players and new entrants.

(5) Dependence on Bitcoin Ecosystem: Joltz's success is closely tied to the adoption and growth of Bitcoin and related technologies. Any significant issues or decline in the Bitcoin ecosystem could negatively impact Joltz.

(6) Early Stage Company: As a startup, Joltz faces risks associated with scaling operations, managing growth, and achieving profitability.

(7) Key Personnel: The company's success depends heavily on its founding team and key technical staff. Loss of key personnel could significantly impact operations and growth.

(8) Funding Risks: If Joltz is unable to secure adequate funding, it may face challenges in executing its business plan and maintaining operations.

(9) Intellectual Property: As an innovative technology company, Joltz may face challenges in protecting its intellectual property or may be subject to claims of infringement.

(10) Cybersecurity: Given the nature of Joltz's business, it may be a target for hackers and cybercriminals, potentially leading to security breaches or loss of user funds.

(11) Scalability Challenges: As the company grows and onboards more users, there may be technical challenges in scaling the infrastructure to meet increased demand.

(12) Dependency on Third-Party Services: Joltz relies on various third-party services and APIs, which could pose operational risks if these services experience downtime or discontinue their offerings.

(13) Evolving Technology: The rapid pace of technological change in the cryptocurrency industry could render Joltz's offerings obsolete if the company fails to adapt quickly.

(14) Legal and Compliance Risks: Changes in laws and regulations related to cryptocurrency could impact Joltz's ability to operate in certain jurisdictions or require significant changes to its business model.

SPECIAL NOTICE TO FOREIGN INVESTORS

If the investor lives outside the United States, it is the investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required legal or other formalities. The company reserves the right to deny the purchase of the securities by any foreign investor.

NOTICE REGARDING ESCROW FACILITATOR

North Capital Private Securities Corporation, the escrow facilitator servicing the offering, has not investigated the desirability or advisability of an investment in this offering or the securities offered herein. The escrow facilitator makes no representations, warranties, endorsements, or judgement on the merits of the offering or the securities offered herein. The escrow facilitator's connection to the offering is solely for the limited purposes of acting as a service provider.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise capital to enable Joltz to hire additional developers and accelerate delivery of key client engagements. This will help solidify Joltz's first-mover advantage in the Taproot Assets infrastructure space and generate $1M in revenue by the end of 2025.

10. How does the issuer intend to use the proceeds of this offering?

If Target Offering Amount Sold ($25,000):
Total Proceeds: $25,000
Less: Offering Expenses: $1,875 (7.5% intermediary fee)
Net Proceeds: $23,125

Use of Net Proceeds:
(A) Product Development: $13,875
(B) Marketing and Sales: $5,088
(C) Operational Expenses: $4,162

If Maximum Amount Sold ($124,000):
Total Proceeds: $124,000
Less: Offering Expenses: $9,300 (7.5% intermediary fee)
Net Proceeds: $114,700

Use of Net Proceeds:
(A) Product Development: $68.820
(B) Marketing and Sales: $25,234
(C) Operational Expenses: $20,646

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

The issuer did not make use of any written communication or broadcast script for testing the waters under Rule 241 or Rule 206.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Upon successful completion of the offering, the issuer will use a transfer agent to record the issuance of shares in book-entry form. Investors will receive electronic confirmation of their share ownership from the transfer agent.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Trubit Corporation Inc. is offering a target offering amount of $25,000 and up to a maximum amount of $124,000 of Simple Agreements for Future Equity on a best-efforts basis as described in this Form C in order to fund its development, marketing and operations. The company must raise at least the target offering amount by the offering deadline, no securities will be sold in this offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Simple Agreements for Future Equity are being offered at $1.00 each. The minimum amount that an investor may invest in the offering is $100 and the maximum individual purchase amount is $124,000. The Company reserves the right to amend the minimum individual purchase amount and the maximum individual purchase amount, in the Company's sole discretion.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ **Yes** ☐ **No**
Explain: N/A

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified only with the written consent of the company and the holders of a majority of the outstanding shares of Common Stock. Any such modification would apply to all holders of the securities being offered.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security: Common Stock
Securities (or Amount) Authorized: 10,000
Securities (or Amount) Outstanding: 9,000
Voting Rights: Yes
Other Rights: No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The rights of the securities being offered may be diluted by future issuances of additional shares of Common Stock or other securities. As the company grows and raises additional capital, the ownership percentage of current shareholders may decrease.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders, who collectively hold a majority of the voting power, could make decisions that may not align with the interests of minority shareholders. This includes decisions about the company's direction, potential mergers or acquisitions, or the issuance of additional securities that could dilute the ownership of other shareholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the securities being offered is based on the company's assessment of its current value and future potential. In the future, the company may use various methods to value its securities, including:

1. Discounted Cash Flow (DCF) analysis
2. Comparable company analysis
3. Precedent transactions analysis
4. Asset-based valuation

During subsequent corporate actions, such as future funding rounds or potential acquisitions, the company may engage third-party valuation experts to provide an independent assessment of the company's value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Risks to minority shareholders include:

1. Limited voting power and influence over company decisions
2. Potential for dilution through future equity issuances
3. Lack of liquidity due to transfer restrictions and absence of a public market
4. Difficulty in selling shares without majority shareholder approval
5. Risk of unfavorable actions by controlling shareholders

23. What are the risks to purchasers associated with corporate actions including:
• additional issuances of securities,
• issuer repurchases of securities,
• a sale of the issuer or of assets of the issuer or
• transactions with related parties?

Additional issuances of securities: May dilute existing shareholders' ownership and voting power.

Issuer repurchases of securities: Could benefit some shareholders over others and may affect the company's financial position.

Sale of the issuer or its assets: May result in a change in company direction or liquidation, potentially at terms unfavorable to minority shareholders.

Transactions with related parties: May not always be conducted at arm's length and could potentially benefit insiders at the expense of other shareholders.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s): Wen Lambo Trubit LLC
Amount Outstanding: $121,988.49
Interest Rate: 6.00%
Maturity Date: June 2, 2025
Other Material Terms: Convertible Note

Creditor(s): Moses Gate Holdings LLC
Amount Outstanding: $166,150.68
Interest Rate: 6.00%
Maturity Date: June 22, 2025
Other Material Terms: Convertible Note

Creditor(s): Virginia Innovation Partnership Corporation
Amount Outstanding: $188,002.74
Interest Rate: 6.00%
Maturity Date: June 22, 2025
Other Material Terms: Convertible Note

Creditor(s): Barefoot Bitcoin Fund I LLC
Amount Outstanding: $36,513.15
Interest Rate: 6.00%
Maturity Date: June 22, 2025
Other Material Terms: Convertible Note

Creditor(s): Matthew Crawford
Amount Outstanding: $5,194.79
Interest Rate: 6.00%
Maturity Date: June 22, 2025
Other Material Terms: Convertible Note

Creditor(s): Brad Mills
Amount Outstanding: $50,871.23
Interest Rate: 6.00%
Maturity Date: N/A

Other Material Terms: Convertible Note

25. What other exempt offerings has the issuer conducted within the past three years?

The issuer has not conducted any other exempt offerings within the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

There have been no such transactions.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Trubit Corporation Inc. (DBA Joltz) is an early-stage company that has been operating since January 2022. As of the most recent fiscal year end (December 31, 2023), the company had:

Total Assets: $241,146.11
Cash and Cash Equivalents: $241,046.11
Total Liabilities: $562,065.09
Revenue: $22,034.08
Net Loss: ($247,782.92)

Liquidity: The company maintains a relatively strong liquidity position with $241,046.11 in cash and cash equivalents. This provides a runway for ongoing operations and product development.

Capital Resources: The company has relied on a combination of equity investments and convertible notes for funding. As of the last fiscal year, the company had $562,065.09 in total liabilities, primarily consisting of convertible notes.

Historical Results of Operations: In its first full year of operations (2023), the company generated $22,034.08 in revenue. However, as is common with early-stage technology companies, it incurred a net loss of $247,782.92 as it invested in product development and building its team.

The company is currently pre-revenue but has a clear path to monetization through its planned products and services. The management team is focused on efficient capital allocation to extend the runway and achieve key milestones that will drive value creation.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Financial statements attached as exhibits.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
>
> > (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
> >
> > (ii) involving the making of any false filing with the Commission?
> >
> > ☐ Yes ☑ No
> >
> > (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No
>
> If Yes to any of the above, explain:
>
> (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐Yes ☑No

(ii) involving the making of any false filing with the Commission? ☐Yes ☑No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑No

(B) engaging in the business of securities, insurance or banking?

☐Yes ☑ No

(C) engaging in savings association or credit union activities?

☐Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐Yes ☑No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐Yes ☑No

(ii) places limitations on the activities, functions or operations of such person?

☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section

4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

 If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Intellectual Property: Trubit Corporation Inc. (DBA Joltz) is in the process of filing patent applications for its innovative wallet SDK technology. While these applications are pending, the company relies on trade secrets and copyright protection for its software code.

Key Partnerships: The company is in discussions with several major cryptocurrency exchanges and wallet providers for potential integration of Joltz technology. While no formal agreements have been signed, these discussions represent significant potential opportunities for the company.

Market Opportunity: The global cryptocurrency market cap exceeded $1 trillion in 2023, with Bitcoin representing a significant portion of this value. The growing adoption of Bitcoin and the development of Layer 2 solutions like the Lightning Network present a substantial opportunity for infrastructure providers like Joltz.

Competitive Advantage: Joltz's focus on non-custodial solutions and support for Taproot Assets positions the company uniquely in the market. The team's deep expertise in Bitcoin and Lightning Network technology provides a strong foundation for continued innovation.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: [Issuer's website]

The issuer must continue to comply with the ongoing reporting requirements until:

> (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
>
> (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
>
> (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
>
> (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
>
> (5) the issuer liquidates or dissolves its business in accordance with state law.

Profit and Loss

Joltz Rewards
Date Range: Jan 01, 2023 to Dec 31, 2023



ACCOUNTS	Jan 01, 2023 to Dec 31, 2023
Income	
Sales	$22,034.08
Total Income	**$22,034.08**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$22,034.08**
As a percentage of Total Income	100.00%
Operating Expenses	
Advertising & Promotion	$7,500.00
Bank Service Charges	$180.00
Bitcoin Purchase	$31,033.63
Computer – Hosting	$10,000.00
Computer – Software	$698.89
Consulting Fee	$1,000.00
Legal Invoice Paid	$1,029.00
Meals and Entertainment	$68.72
Office Supplies	$968.51
Payroll Employer Taxes	$8,482.44
Payroll – Salary & Wages	$62,817.10
Professional Fees	$1,000.00

Operating Expenses	
Software Development - Contractor	$145,038.71
Total Operating Expenses	**$269,817.00**

Net Profit	**-$247,782.92**
As a percentage of Total Income	-1,124.54%

Cash Flow

Joltz Rewards

Date Range: Jan 01, 2023 to Dec 31, 2023



CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Dec 31, 2023
Operating Activities	
Sales	
Sales	$21,934.08
Total Sales	**$21,934.08**
Purchases	
Advertising & Promotion	-$7,500.00
Bank Service Charges	-$180.00
Bitcoin Purchase	-$31,033.63
Computer – Hosting	-$10,000.00
Computer – Software	-$698.89
Consulting Fee	-$1,000.00
Legal Invoice Paid	-$1,029.00
Meals and Entertainment	-$68.72
Office Supplies	-$968.51
Professional Fees	-$1,000.00
Software Development - Contractor	-$145,038.71
Total Purchases	**-$198,517.46**
Inventory	
Payroll	
Payroll Employer Taxes	-$8,482.44
Payroll – Salary & Wages	-$62,817.10
Total Payroll	**-$71,299.54**

CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Dec 31, 2023
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$247,882.92**

Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Proceeds from Founder's Bootstrap Cash Investment	$155,000.00
Received from Stock Purchase	$33.50
Paid to Stock Purchase	-$2.50
Total Owners and Shareholders	**$155,031.00**
Other	
Net Cash from Financing Activities	**$155,031.00**

OVERVIEW

Starting Balance	
Cash on Hand	-$5,495.17
Checking 0454	$342,518.20
Mercury Checking (001)	-$3,125.00
Mercury Savings (791)	$0.00

Balance Sheet



As of Dec 31, 2022

ACCOUNTS	Dec 31, 2022
Assets	
Cash and Bank	
Cash on Hand	-$5,495.00
Checking 0454	$342,518.09
Mercury Checking (001)	-$3,125.00
Total Cash and Bank	**$333,898.09**
Other Current Assets	
Accounts Receivable	$0.00
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$52,841.00**
Total Assets	**$386,739.09**
Liabilities	
Current Liabilities	
Founder's Bootstrap Cash Investment	$47,065.09
Shareholder Loan	$360,000.00
Total Current Liabilities	**$407,065.09**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$407,065.09**

Equity	
Stock Purchase	$0.00
Retained Earnings	
Profit for all prior years	-$0.00
Profit between Jan 1, 2022 and Dec 31, 2022	-$20,326.00
Total Retained Earnings	**-$20,326.00**
Total Equity	**$386,739.09**

Profit and Loss



Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	
Sales	$0.00
Total Income	$0.00
Total Cost of Goods Sold	$0.00
Gross Profit As a percentage of Total Income	$0.00 100.00%
Operating Expenses	
Advertising & Promotion	$0.00
Bank Service Charges	$380.00
Bitcoin Purchase	$0.00
Computer – Hosting	$0.00
Computer – Software	$0.00
Consulting Fee	$3,453.00
Legal Invoice Paid	$10,293.00
Meals and Entertainment	$902.00
Amortization	$3,775.00
Maintenance	$10.00
Fuel	$47.00
Travel	$564.00

Operating Expenses	
Other	$902.00
Total Operating Expenses	**$20,326.00**

Net Profit	**-$20,326.00**

I, _____Ian Major_____, certify that:

(1) The financial statements of <u>Trubit Corporation DBA Joltz__</u> included in this Form are true and complete in all material respects.

(2) the tax return information of <u>Trubit Corporation DBA Joltz</u> included in this Form reflects accurately the information reported on the tax returns for <u>Trubit Corporation DBA Joltz </u>filed for the fiscal years ended <u>December 31__</u> 2022 and 2023.

_<u>/S/ Ian Major__</u>_____
Signature

<u>CEO</u>
Title